UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2
(Amendment No. 5)*

NeuLion, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

64128J101
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128J101

1.	Names of Reporting Persons G. Scott Paterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,701,751 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 9,701,751 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,701,751 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) At December 31, 2014, Mr. Paterson beneficially owned 8,792,113 shares of common stock of the issuer (“Common Stock”) held directly, 801,724 shares of Common Stock held indirectly through companies he controls, and 107,914 shares of Common Stock underlying 162,500 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on January 30, 2015) held by a company he controls.

(2) Based on 177,987,133 shares of Common Stock issued and outstanding as of November 3, 2014, as reported in the issuer’s Quarterly Report on Form 10-Q, filed November 6, 2014.

Item 1.
(a)	Name of Issuer NeuLion, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1600 Old Country Road, Plainview, New York 11803

Item 2.
(a)	Name of Person Filing G. Scott Paterson
(b)	Address of Principal Business Office or, if None, Residence 1600 Old Country Road, Plainview, New York 11803
(c)	Citizenship Canadian
(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 64128J101

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:
9,701,751  shares. Consists of (i) 8,792,113 shares of Common Stock, held directly, (ii) 375,000 shares of Common Stock, held indirectly through Patstar Inc., a company controlled by Mr. Paterson, (iii) 107,914 shares of Common Stock underlying 162,500 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on January 30, 2015), held indirectly through Patstar Inc., (iv) 341,724 shares of Common Stock, held indirectly through G. Scott Paterson Inc., a company controlled by Mr. Paterson, and (v) 85,000 shares of Common Stock held indirectly through G. Scott Paterson Foundation, over which securities Mr. Paterson exercises voting and dispositive power. Excludes (i) 150,000 shares of Common Stock and (ii) 100,666 shares of Common Stock underlying 151,587 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on January 30, 2015) held by the Paterson Family Trust.  Mr. Paterson does not exercise voting or investment powers over the Paterson Family Trust and disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Paterson Family Trust.

	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote
9,701,751  shares.  Consists of (i) 8,792,113 shares of Common Stock, held directly, (ii) 375,000 shares of Common Stock, held indirectly through Patstar Inc., a company controlled by Mr. Paterson, (iii) 107,914 shares of Common Stock underlying 162,500 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on January 30, 2015), held indirectly through Patstar Inc., (iv) 341,724 shares of Common Stock, held indirectly through G. Scott Paterson Inc., a company controlled by Mr. Paterson, and (v) 85,000 shares of Common Stock held indirectly through G. Scott Paterson Foundation, over which securities Mr. Paterson exercises voting and dispositive power.

(ii)	Shared power to vote or to direct the vote 0
(iii)
Sole power to dispose or to direct the disposition of
9,701,751  shares.  Consists of (i) 8,792,113 shares of Common Stock, held directly, (ii) 375,000 shares of Common Stock, held indirectly through Patstar Inc., a company controlled by Mr. Paterson, (iii) 107,914 shares of Common Stock underlying 162,500 warrants that are only exercisable on a cashless basis (the number of shares shown is the number of shares that such warrants would have been exercisable for on January 30, 2015), held indirectly through Patstar Inc., (iv) 341,724 shares of Common Stock, held indirectly through G. Scott Paterson Inc., a company controlled by Mr. Paterson, and (v) 85,000 shares of Common Stock held indirectly through G. Scott Paterson Foundation, over which securities Mr. Paterson exercises voting and dispositive power.

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2015
(Date)
/s/ G. Scott Paterson
(Signature)
G. Scott Paterson
(Name)